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Exhibit 4.5

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

IDT CORPORATION

VOTING AGREEMENT

        This Agreement (as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof, this "Agreement") is entered into by (i) Telewest Communications plc ("Telewest" or the "Company"), (ii) Telewest Finance (Jersey) Limited ("Telewest Jersey") and (iii) IDT Corporation on behalf of itself and each of its subsidiaries (as defined in section 736 of the Companies Act 1985, as amended (the "1985 Act")) ("IDT"). IDT shall procure that the registered owners of certain shares in the Company vote in connection with a proposed financial restructuring of the Company and Telewest Jersey, the principal terms of which are described in Appendix 1 attached hereto (the "Financial Restructuring").

        This Agreement is also entered into pursuant to the term sheet dated 14 August 2003 (the "Term Sheet") entered into by the Company, Telewest Jersey, various holders of certain high yield notes issued by the Company and Telewest Jersey (the "Notes"), Liberty Media Corporation ("Liberty") and IDT relating to the Financial Restructuring.

        The Financial Restructuring is to be implemented through (i) the completion of the proceedings and actions referred to in this Agreement and any proceeding or arrangement that the Company, Telewest Jersey, each of the noteholders who are signatories to the Term Sheet (the "Specified Noteholder Group") and Liberty may agree in writing to be necessary under English, Jersey and U.S. law (collectively, the "Proceedings"), which includes the following: a scheme of arrangement of the Company (the "Plc Scheme") under section 425 of the 1985 Act; a scheme of arrangement of Telewest Jersey (the "Jersey Scheme") under section 425 of the 1985 Act and section 125 of the Companies (Jersey) Law 1991, as amended; a concurrent proceeding pursuant to chapter 11 of the U.S. Bankruptcy Code (if necessary); and ancillary proceedings in respect of the Plc Scheme and/or the Jersey Scheme pursuant to Section 304 of the U.S. Bankruptcy Code (the "Section 304 Proceedings"); and (ii) the following related steps:

  (a)
  the passing of the shareholder resolution of Telewest specified in Appendix 1 in order to implement the Financial Restructuring (the "Shareholder Resolution");

  (b)
  the execution of a revised loan agreement (the "Revised Senior Secured Facility Agreement") between Telewest Communications Networks Limited ("TCN") and its lenders on substantially the terms specified in Appendix 1;

  (c)
  the transfer to a direct or indirect wholly-owned subsidiary of Telewest Global, Inc., a company incorporated under the laws of Delaware, ("New Telewest"), of substantially all the assets of Telewest (other than the shares of Telewest Jersey, the shares of New Telewest and a cash amount) and the assumption by such subsidiary of (and/or giving of an indemnity with respect to) substantially all the liabilities of Telewest;

  (d)
  the termination of the relationship agreement dated as of 3 March 2000, as amended by an amendment agreement dated as of 18 May 2001 between, inter alia, Telewest, Microsoft Corporation and Liberty Media International, Inc. ("Liberty"); and

  (e)
  the satisfaction (or waiver by the Company, Telewest Jersey, the Specified Noteholder Group or the Telewest Group's senior lenders (as the case may be)) of the conditions to the Plc Scheme and the Jersey Scheme,

  (together with the Proceedings, the "Restructuring Steps").

        Following the Financial Restructuring there shall be a shareholders' voluntary liquidation of Telewest which shall commence on the passing of the shareholder resolutions specified in Appendix 1 (the "Liquidation Resolutions").

        In consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Telewest Jersey and IDT (collectively, the "Parties"), intending to be legally bound, agree as follows:

1.
IDT Agreements.    IDT shall procure that the registered holders of certain shares specified on the signature page hereto (the "Relevant Shares") exercise the votes attaining to those shares in accordance with the directions of IDT. IDT agrees and represents that, subject to the following Sections hereof and, in respect of sub-sections (a) to (c) below, subject to receipt of legally sufficient documents in respect of the Plc Scheme and the Jersey Scheme and the terms of this Agreement (including Appendix 1 and the surviving provisions of the Term Sheet) for the implementation of the Financial Restructuring:

(a)
it shall vote, or procure that the relevant registered holders shall vote, in favour of the Shareholder Resolution and Liquidation Resolutions in relation to the holdings of shares set out on the signature pages hereto and in relation to any other shares of the Company it, or any of its affiliates, may acquire;

(b)
it will not vote (or cause to be voted) in favour of, or otherwise support, encourage or seek, directly or indirectly, (i) any commencement of or relief in an involuntary case under any applicable insolvency or other similar law with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (ii) the appointment of a receiver, administrative receiver, administrator, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (iii) any scheme of arrangement or plan of voluntary arrangement or any other plan of reorganization with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; or (iv) any other compromise with the creditors of, or financial restructuring relating to, the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; other than, in each case, the Financial Restructuring and the Proceedings;

(c)
it will not sell, transfer or assign, and will not permit any member of the IDT Group to sell, transfer or assign any of the Relevant Shares or any voting interest therein during the term of this Agreement except to a person who, prior to the settlement of such sale, transfer or assignment, enters into a written undertaking in favour of the Parties hereto to be bound by the provisions hereof as if such person were IDT; and

(d)
it will act in good faith to consummate the transactions set forth herein.

2.     Telewest and Telewest Jersey Agreements

  (a)
  Financial Restructuring: The Company and Telewest Jersey each undertake and shall cause the other companies in the Telewest Group to undertake, to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible. Telewest hereby confirms that a majority of its directors will, subject to their fiduciary and any other duties imposed on them by law and their responsibilities under the City Code on Takeovers and Mergers and the Listing Rules of the UK Listing Authority, recommend the Financial Restructuring to Telewest's shareholders and its creditors.

  (b)
  Claims: The Company confirms that neither it nor any other member of the Telewest Group currently has any claims, based on the facts known to it after diligent investigation, against any holder of the Notes seeking a payment in respect of compensation or damages or the payment of any other amount.

3.
Termination of Agreement.    IDT's obligations hereunder (save for those arising under Section 4 hereof) shall terminate upon the occurrence of any Agreement Termination Event, unless the occurrence of such Agreement Termination Event is waived in writing by IDT.

  For the purposes hereof an "Agreement Termination Event" shall mean any of the following:

  (a)
  the draft explanatory statement in respect of the Plc Scheme and the Jersey Scheme shall not have been made publicly available to Plc scheme creditors and Jersey scheme creditors on or before 15 January, 2004; or

  (b)
  the date on which the order of the High Court which sanctions the Plc Scheme (the "UK Order") is delivered to the Registrar of Companies for registration, and the date on which the orders of the High Court and the Jersey Court which sanction the Jersey Scheme (the "Jersey Orders") are delivered to the Registrar of Companies and the Jersey Registrar of Companies, as appropriate, for registration, (the "Effective Date") shall not have occurred by the later of 31 March, 2004 or 60 days after the date of any vote by creditors to approve the Plc Scheme and the Jersey Scheme, subject to such vote occurring on or before 15 March, 2004; or

  (c)
  the Company, or any administrator appointed in respect of the Company, or Telewest Jersey withdraws the Plc Scheme or the Jersey Scheme or such person failing to confirm to IDT within 48 hours of a request from IDT that it is that person's intention to continue with and recommend the Financial Restructuring in all material respects as set out in Appendix 1; or

  (d)
  a failure to obtain any order of a court in England and Wales or Jersey, when applied for, or a requisite majority of shareholders to pass the Shareholder Resolution or creditors to approve the Plc Scheme or the Jersey Scheme, when sought, or each of the UK Order and the Jersey Orders not having been obtained, such Shareholder Resolution not having been passed and such approval not having been given on or before the later of 31 March, 2004 or 60 days after the date of any vote by creditors to approve the Plc Scheme and the Jersey Scheme, subject to such vote occurring on or before 15 March, 2004 (as appropriate); or

  (e)
  the making of a permanent order of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring; or

  (f)
  a material adverse change to the Company's business plan or a material adverse change to the assets, liabilities, business or prospects of the Company or its subsidiaries; or

  (g)
  a material change to the Plc Scheme, the Jersey Scheme or the Revised Senior Secured Facility Agreement after the date of this Agreement.

  In addition to the foregoing:

  (x)
  the termination by a noteholder, IDT or Liberty of its obligations under its voting agreement pursuant to Section 3 thereof shall give each noteholder, IDT and Liberty (except any of them that has already terminated its obligations under its voting agreement pursuant to Section 3 thereof) the right to elect to terminate its obligations under its voting agreement, except where the termination of a noteholder's obligations under its voting agreement is pursuant to section 3(f) of that noteholder's voting agreement; and

  (y)
  the material change by a noteholder, IDT or Liberty of its voting agreement shall give each noteholder, IDT and Liberty (except any of them that has materially changed its voting agreement) the right to elect to terminate its obligations under its voting agreement.

  Telewest undertakes to notify IDT immediately of any such termination or change as is mentioned in paragraphs (x) and (y) above.

4.
Term Sheet.    It is agreed that the Term Sheet shall no longer be effective after the execution and delivery of Voting Agreements by each party to the Term Sheet except that the following sections shall continue in full force and effect:

(a)
"Management and Management Compensation";

(b)
"Due Diligence";

  (c)
  "Governing Law";

  (d)
  the second, third and fourth sentences of paragraph (5) of "Conditions to Closing of the Transaction";

  (e)
  "Fees and Expenses" in so far as it affects parties other than Liberty;

  (f)
  "Publicity"; and

  each party to the Term Sheet shall have the full benefit of, and be entitled to rely in any way upon, these sections of the Term Sheet.

5.
Amendments.    This Agreement may not be modified, amended or supplemented except in writing signed by each of the Parties.

6.
Governing Law and Jurisdiction.    This Agreement shall be governed by, and construed in accordance with, the laws of New York.

7.
Third Party Beneficiaries.    With the exception of Section 4, this Agreement is only for the benefit of the undersigned parties and nothing herein, expressed or implied, is intended or shall be construed to confer upon any person or entity other than such undersigned parties, any rights or remedies under or by reason of, and no person or entity other than such undersigned parties, is entitled to rely in any way upon, this Agreement (excluding Section 4).

8.
Specific Performance.    It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance, an injunction or other equitable relief as a remedy of any such breach.

9.
Fees and Expenses.    If any Party brings an action against any other Party based upon a breach by the other Party of its obligations under this Agreement, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable legal and financial advisers' fees.

10.
Headings.    The headings of the Sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

11.
Successors.    This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, heirs, executors, administrators and representatives.

12.
Prior Negotiations.    This Agreement and Appendix 1 supersede, except to the extent specified in Section 4 above, all prior negotiations and agreements with respect to the subject matter hereof.

13.
Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

13.
Notices.    Any notice or other communication to be given under this Agreement shall be in writing and shall be delivered by hand, sent by prepaid first class recorded delivery (or registered airmail in the case of an address outside the United Kingdom) or an internationally recognized courier service and shall in each case be addressed to the party to be served at its registered or principal office (marked for the attention of the General Counsel/Head of Legal) or by fax. Notices sent prepaid by first class recorded delivery or an internationally recognized courier service shall be deemed to be received on the second day following posting and those sent by registered airmail (in the case of an address outside the United Kingdom) shall be deemed to be received on the fifth day following posting and those served by fax shall be deemed to be received 12 hours after transmission.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date set forth below.

Dated:                           2003

TELEWEST COMMUNICATIONS PLC
By:
Name: Title:
TELEWEST FINANCE (JERSEY) LIMITED
By:
Name: Title:
IDT CORPORATION
By:
Name: Ira A. Greenstein Title: President

        Shares over which IDT shall cause the legal entities listed below to exercise the votes attaining to such shares in accordance with IDT's directions:

Registered Holder	Ordinary Shares	Limited Voting Shares	Total	% of issued share capital
IDT Venture Capital, Inc.		60,322,654	60,322,654
NY Nominees	636,056,024	—	636,056,024

Total IDT Holdings	636,056,024	60,322,654	696,378,678	24%

Appendix 1

Principal terms of Financial Restructuring

Telewest Liabilities:	All liabilities of the Company at the Effective Date arising directly, or indirectly, in relation to, or arising out of or in connection with:
	(a)	the Notes;
	(b)	the Indentures;
	(c)	the Accreting Convertible Notes due 2003 originally issued to Deutsche Telekom (the "Accreting Notes");
	(d)	the Company's guarantee of the 6% Senior Convertible Notes due 2005 issued by Telewest Jersey (the "Jersey Notes") (the "Jersey Guarantee Liability"); and
	(e)	inter-company debt balances owed by the Company to Telewest Jersey in relation to the on-loan of the proceeds of issue of the Jersey Notes (the "Intercompany Debt"),

including any liability of the Company in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Telewest Liabilities"), will be cancelled and exchanged for an entitlement to receive new shares ("New Shares") in the capital of New Telewest or, in certain circumstances, the proceeds of sale of such New Shares.
No other liabilities of the Company will be compromised as part of the Plc Scheme.
Jersey Liabilities:	All liabilities of Telewest Jersey arising directly, or indirectly, in relation to, or arising out of or in connection with:
	(a)	the Jersey Notes;
	(b)	the Jersey Guarantee Liability; and
	(c)	the Intercompany Debt,

including any liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Jersey Liabilities") will be cancelled and exchanged for an entitlement to receive the New Shares to which Telewest Jersey will become entitled to receive under the Plc Scheme.
No other liabilities of Telewest Jersey will be compromised as part of the Jersey Scheme.
Principal amounts:	The principal amounts (the "Principal Amounts") as at the record date for the Plc Scheme and the Jersey Scheme (the "Record Date") will be:
	(a)	in respect of the Notes and the Accreting Notes, the aggregate of the face value or accreted amount; and
	(b)	in respect of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate face value of the Jersey Notes.

Interest amounts:	The interest amounts (the "Interest Amounts") as at the Record Date will be:
	(a)	in respect of the Notes, the aggregate of interest and default interest that has accrued and remains unpaid (if any); and
	(b)	in respect of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate of interest and default interest that has accrued and remains unpaid on the Jersey Notes.
Currency conversion:
A conversion rate equal to the average of the closing mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing ••, 2002, (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including • • 2003 (being the latest practicable date for inclusion of information in the Explanatory Statement before printing).
Total claims:
In relation to the Plc Scheme and the Jersey Scheme, the aggregate of the relevant Principal Amounts, the Interest Amounts and all other claims, liquidated in amount and either agreed with Telewest, or Telewest Jersey (as appropriate), or otherwise determined under the Plc Scheme, or Jersey Scheme (as appropriate), arising directly or indirectly in relation to, or arising out of or in connection with, the Telewest Liabilities or the Jersey Liabilities (as appropriate) at the Record Date.
Plc Scheme Conditions:	The Plc Scheme is conditional upon the following having occurred, or being conditional only upon the occurrence of the Effective Date:
	(a)	the Shareholder Resolution (as described below) having been passed;
(b)
the Revised Senior Secured Facility Agreement (described below) having been entered into and the Recapitalisation Supplemental Deed Effective Date (as defined in the Explanatory Statement) having occurred;
	(c)	approval for quotation of the New Shares on NASDAQ, subject to notice of issuance;
	(d)	Telewest having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Plc Scheme;
	(e)	obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of holders of Notes (by Principal Amount)); and
(f)
the completion of all proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any such proceedings have been commenced) (waivable by a majority of holders of Notes (by Principal Amount)).
New Telewest:
New Telewest will become the new holding company of the Telewest Group (other than Telewest and Telewest Jersey). New Telewest will own all of the issued share capital of Telewest UK Limited which will acquire all of the assets of Telewest (other than the shares in Telewest Jersey the shares in New Telewest and a cash amount).

New Shares:
In return for the cancellation of the Telewest Liabilities, (a) New Shares representing 98.5 per cent. of the capital of New Telewest will be transferred to the relevant creditors; and (b) New Shares representing 1.5 per cent. of the capital of New Telewest will be transferred to the Company's shareholders as at the last day of trading before the Effective Date.
Shareholder Resolution:
The Shareholder Resolution will be proposed at an extraordinary general meeting of the Company to approve the transfer by Telewest of all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount) to Telewest UK Limited in return for the issue of New Shares by New Telewest.
Governance:
All organizational documents and arrangements relating to corporate governance of New Telewest shall be consistent with U.S. best practices and U.K. best practices to the extent not inconsistent with U.S. best practices and shall provide for a staggered board of directors and anti-takeover measures, including a poison pill.
Revised Senior Secured Facility Agreement:
The Telewest Group will enter into an amended and restated loan agreement for committed facilities of £2,030 million comprising term loans of £1,840 million, a revolving credit facility of £140 million and an overdraft facility of £50 million together with uncommitted facilities of up to £125 million. Of the committed amount of £2,030 million, £1,885 million will mature on 31 December 2005 with the balance of £145 million maturing on 30 June 2006. The amended and restated loan agreement will be conditional upon, among other things, the compromise of the Telewest Liabilities becoming effective.
Liquidation of Telewest and Telewest Jersey
Following the completion of the Financial Restructuring, the Liquidation Resolutions will be proposed at an extraordinary general meeting of the Company to approve a shareholders' voluntary liquidation of Telewest and to appoint a liquidator. There will also be a shareholders' voluntary liquidation of Telewest Jersey.
Public documents
Substantially final forms of the Explanatory Statement and Registration Statement are attached to this Agreement and initialled for the purpose of identification by, or on behalf of, the Parties hereto.

The above terms are all as documented in the Plc Scheme and the Jersey Scheme. To the extent there is any discrepancy between the above terms and the terms of the Plc Scheme and the Jersey Scheme (as provided to IDT by Telewest and Telewest Jersey immediately prior to the date of effectiveness of this Agreement in the final form of the Explanatory Statement), the terms of such schemes shall take precedence.

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  Exhibit 4.5